Exhibit 99.1

Organigram Provides Corporate Update and Announces New Product Launches

TORONTO--(BUSINESS WIRE)--March 24, 2022--Organigram Holdings Inc. (TSX: OGI and NASDAQ: OGI), the parent company of Organigram Inc. (collectively “Organigram” or the “Company”), a leading licensed producer of cannabis, provided a corporate update today.

Continued Market Share Momentum

Organigram continues its strong market share growth trajectory in Canada, securing the #3 market share position1 among Canadian licensed producers for the second month in a row. Additionally, it maintains its #1 market share1 position in dried flower, the largest category, which represents approximately half of the market.

“The growth and progress we have made in a relatively short time are a testament to the great brands and products we are putting into the market, which clearly continue to resonate with consumers,” said Beena Goldenberg, CEO of Organigram. “Additionally, we continue to reap the benefits of the strategic acquisitions of our edibles facility and the recently acquired Laurentian, which both support the strong market share growth we see today,” she concluded.

Laurentian Integration Update

In December 2021, as a part of its ongoing expansion strategy, the Company acquired Quebec-based Laurentian Holdings Inc. (“Laurentian”), strengthening its position in the second most populous province of Quebec.

Business leaders at Organigram and Laurentian continue to work together toward a successful integration across all departments, including human resources, sales, R&D, operations, marketing, and finance. This integration supports the synergies identified at the time of acquisition.

Leveraging Organigram’s industry leading national distribution and sales network, Laurentian products are expected to be available in a total of nine provinces within the next three months, up from three provinces in December. Since the acquisition, the Company has also accelerated the distribution and sale of its flagship hash brand, Tremblant Cannabis, in Ontario, increasing distribution from 25% to 40% of retail stores and growing quarterly sales by 21% in fiscal Q2 vs. fiscal Q1 of 2022.

Finally, kief production from the Company’s Moncton facility, which was identified as a pre-acquisition synergy, is surpassing initial targets both in terms of quality and volume and is being made available to support the production of hash at the Laurentian facility.

Construction and facility expansion efforts are on schedule at Laurentian’s site in Lac-Supérieur. The construction and licensing for the additional space is currently expected to be completed by the summer of 2022, with the additional cultivation and optimized production expected to be achieved by the end of calendar 2022.

New Product Launches

As a part of its continued expansion plans, and to support further market share growth, Organigram has launched a range of new products since the last quarter.

Owing to the popularity of its flagship brand Edison, the Company launched two new strains of premium dried flower:

Edison Kush Cakes - This OG indica-dominant cultivar is the offspring of the powerhouse genetics, Wedding Cake x Kush Mints, delivering a high potency of 22-28% THC.

Edison Frozen Lemons - Edison’s Frozen Lemons is a special phenotype of Cap’s Frozen Lemons, a unique cross between Fruity Pebbles OG (Britney Spears Cut) x Cap's Frozen Lemons. This sativa-dominant strain smells and tastes like a tall glass of zesty lemonade and delivers on a potency range of 20%-26% THC.

In addition, the Company also launched exciting new products to the SHRED and Big Bag ‘O Buds product lines:

SHRED’ems Line Extensions - In August 2021, the Company launched SHRED’ems, its high-quality and bold flavoured lineup of cannabis-infused gummies. Ever since, SHRED’ems has been gaining popularity and today holds the #3 market share position1 in the gummies category. Building on the popularity of this launch, the Company recently launched the SHRED’ems POP! lineup, featuring 3 classic pop flavours (Cola, Rootbeer, and Cream Soda), and added two new sour flavours (Sour Apple Slap and Sour Blue Razzberry). With these new additions, the SHRED’ems brand now has a total of eight SKUs in its lineup.

SHRED X Vapes-Another launch by the Company is the Shred-X 510 vape cartridges. Created with custom designed profiles inspired by the unique flavour profiles of its popular pre-milled products, Tropic Thunder, Megamelon and Gnarberry, each has a unique blend of terpenes for a true cannabis flavour.

SHRED X Kief-Infused Blends – Targeting a 50% / 50% blend of pre-milled flower and kief, SHRED X Kief offers the convenience and flexibility of SHRED, with the added potency of kief, yet another new product reflecting the Company’s commitment to consumer-driven innovation.

Big Bag ‘O Buds Pink Cookies- Delivering on a potency of 18-24% THC, Pink Cookies is an indica-dominant strain created by crossing Girl Scout Cookies and Cherry Pie, resulting in a complex and flavourful bud.

1. Source: HiFyre, Feb 2022

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly owned subsidiaries include: Organigram Inc. and Laurentian Organic Inc., licensed producers of cannabis and cannabis-derived products in Canada, and The Edibles and Infusions Corporation, a licensed manufacturer of cannabis-infused edibles in Canada.

Organigram is focused on producing high-quality, cannabis for patients and adult recreational consumers, as well as developing international business partnerships to extend the Company’s global footprint. Organigram has also developed and acquired a portfolio of legal adult-use recreational cannabis brands, including Edison, Big Bag O’ Buds, SHRED, SHRED’ems, Monjour, Laurentian, Tremblant Cannabis and Trailblazer. Organigram operates facilities in Moncton, New Brunswick and Lac-Supérieur, Quebec, with a dedicated edibles manufacturing facility in Winnipeg, Manitoba. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

Forward-Looking Information

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include changes or delays to construction schedules and timelines as a result of supply chain issues or otherwise, receipt of any required regulatory approval for licensing, changes to market conditions and consumer preferences, and factors and risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Contacts

For Investor Relations enquiries:
investors@organigram.ca

For Media enquiries:
Megan McCrae, Senior Vice President Marketing and Communications
megan.mccrae@organigram.ca